UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58419/August 25, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13101

| | |
|---|---|
| In the Matter of : | |
| : | ORDER MAKING FINDINGS AND |
| VIRAGEN, INC., and : | REVOKING REGISTRATIONS |
| VIRAGEN INTERNATIONAL, INC. : | BY DEFAULT |

## SUMMARY

This Order revokes the registrations of registered securities of Respondents Viragen, Inc. (Viragen), and Viragen International, Inc. (Viragen Int'l), (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

## I.  BACKGROUND

The Commission initiated this proceeding on July 25, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required annual and quarterly reports with the Commission. Both Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on July 29, 2008.[1] To date, neither Respondent has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

## II.  FINDINGS OF FACT

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[1]  Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

Viragen is a Delaware corporation headquartered in Plantation, Florida, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The stock was traded on the American Stock Exchange (AMEX), until November 19, 2007, when the AMEX delisted it for failing to meet certain listing requirements. Viragen's common stock is presently quoted on the Pink OTC Markets, Inc. (Pink Sheets)(ticker symbol "VRAI"). At the time of Viragen's last filing, it owned 77% of Viragen Int'l outstanding common stock.

Viragen Int'l is also a Delaware corporation headquartered in Plantation, Florida. Viragen Int'l's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and is presently quoted on the Pink Sheets (ticker symbol "VRGE").

Both Respondents are delinquent in their periodic filings with the Commission, having not filed any periodic reports since they filed Forms 10-Q for the quarter ended March 31, 2007.

## III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

## V.  ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Viragen, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Viragen International, Inc., is REVOKED.


_____
Carol Fox Foelak
Administrative Law Judge